
May 8, 2020

Nelson Chai
Chief Financial Officer
Uber Technologies, Inc
1455 Market Street, 4th Floor
San Francisco, California 94103

   Re: Uber Technologies, Inc
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed March 2, 2020
     File No. 1-38902

Dear Mr. Chai:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Keir Gumbs